

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Mr. C.S. Mansfield, Jr.
President
Biddeford and Saco Water Company
181 Elm Street
Biddeford, ME 04005

>   **Re: Biddeford and Saco Water Company**
>   **Amendment to Offering Statement on Form 1-A**
>   **Filed September 30, 2010**
>   **File No. 024-10271**

Dear Mr. Mansfield:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 1</u>

1.   We reissue comment two from our letter dated September 3, 2010. We continue to note the disclosure on page six, which indicates that you have four management employees. We also continue to note the disclosure on page 20 that Mr. Mansfield provides "assistance to the other members of the Company's management team as needed." Such disclosure is inconsistent with the disclosure in this section regarding the issuer's officers. Please reconcile the disclosure.

Item 4

2.   The disclosure in Item 4(b) lists the states where the existing shareholders reside. This disclosure includes Colorado, Georgia, Missouri, North Carolina, Rhode Island, Vermont, Washington, and West Virginia. Exhibit A does not provide the exemption to be relied upon in making the offers to your existing shareholders. Please reconcile the disclosure in Item 4(b) with Exhibit A.

3.   We partially reissue comment five from our letter dated September 3, 2010. Please disclose who will conduct the offering on your behalf. Also, please advise us whether that person will rely on rule 3a4-1 and provide the basis for such reliance in your response.

Risk Factors, page 9

4.   Please revise risk factor eight to address the risk associated with an inability to renew your credit line with Biddeford Savings Bank or reduce the amount of the loan due to the recent tightening of the credit markets. Also, as previously requested in comment seven from our letter dated September 3, 2010, please disclose the balance on the unsecured line of credit as of the most recent practicable date.

5.   Please consider adding a risk factor addressing your reliance on key personnel and, if material, your ability to recruit replacements.

Business and Properties, page 11

6.   Please discuss in this section the various expansion, construction and maintenance projects that will need to be undertaken in the near-term future, as referenced in risk factor seven.

7.   We partially reissue comment nine from our letter dated September 3, 2010. Please revise to discuss the material terms of all outstanding borrowings under your line of credit and indenture. This discussion should address amounts currently outstanding, financial covenants – including a statement regarding compliance with those covenants, due dates, and interest rates.

8.   We partially reissue comment eight from our letter dated September 3, 2010. Please provide a more detailed discussion in Section 3(i) of Model A of the regulation of your business. Currently, the focus of this section is on the rates that are set through regulation; however, we note the regulations also relate to land use, water purity and use of hazardous chemicals.

Use of Proceeds, page 18

9.   We partially reissue comment 16 from our letter dated September 3, 2010. Please disclose the amount outstanding under your operating line of credit and the interest rate, as of the most recent practicable date.

10.   Please discuss the capital projects that will be funded from the use of proceeds.

11.   We reissue comment 18 from our letter dated September 3, 2010. We note the statement in risk factor seven that "earnings have not been sufficient to fund necessary replacements and improvements [to your] capital plant …" Please add such disclosure in this section. In addition, please revise to demarcate between necessary and desired replacements and improvements, and quantify the costs associated with both.

12.   We note your disclosure on page 19 regarding the reconstruction of portions of Route 1 which "will require either the relocation of [your] existing water main or redesign of the project (at an expense to [you] of about $70,000) to avoid the existing main. It was unclear whether the $70,000 was the cost of relocating the existing water main or an expense associated with the redesign to avoid your main. Please revise.

Description of Securities, page 22

13.   Please update the information in Questions 19 and 20 to reflect the most recent financial statements.

Plan of Distribution, page 23

14.   We note the statement that "in the case of shares made available for sale to persons other than existing shareholders, the Company will require a minimum investment of 75 shares ($5,062.50) per subscriber." Please clarify whether the exemption from the minimum investment for existing shareholders relates only to their preemptive rights or whether it would also apply to any additional purchases by the existing shareholders.

Management's Discussion and Analysis of Certain Relevant Factors, page 34

15.   We reissue comment 31 from our letter dated September 3, 2010. Please revise Question 49 to address your anticipated operating margin for next year.

16.   We reissue comment 34 from our letter dated September 3, 2010. Please revise to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement. Address your current ratio for the most recent period and discuss any trends in your current ratio.

17.   We note the disclosure in risk factor one that the company is unable to issue additional mortgage bonds until it increases its capital. Please add disclosure in this section and

discuss the impact such restrictions could continue to have upon the company's future, given that there is no minimum in this offering.

Financial Statements

General

18.   Please provide a currently dated consent from your independent accountant. We note the existing amendment is over thirty days old.

Exhibits

19.   Please file your credit facility with Biddeford Savings Bank and the loan agreement with Maine Municipal Bond Bank in their entirety. Both of these agreements appear to be missing exhibits and attachments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory Fryer
Fax: (207) 774-7499